SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 11, 2015

On December 11, 2015, at 02:30 p.m., at the Company’s offices located at Rua Lemos de Monteiro, 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. The following Board Members were absent: Mr. Marcelo Bahia Odebrecht, Mrs. Marcela Aparecida Drehmer, Mr. Patrick Horbach Fairon and Mr. Roberto Zurli Machado; Mr. Odebrecht and Mrs. Drehmer were represented by their respective alternates, and Mr. Fairon was represented by Mr. Antonio Aparecida de Oliveira, according to a representation letter issued under the terms of article 24, paragraph 2 of the Company’s Bylaws. The Chief Executive Officer, Carlos Fadigas, officers Gustavo Valverde, Luciano Guidolin, Mario Augusto da Silva, Marcelo Arantes de Carvalho, Marcelo Cerqueira, and further, Messrs. Marcelo Lyra, Pedro Freitas, Roberto Bischoff and Guilherme Furtado were present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting and Mrs. Marcella Menezes acted as secretary. AGENDA: I) Subjects for deliberation: 1) PROPOSAL FOR DELIBERATION: After due analysis of the related documentation previously forwarded to the Board Members for cognizance, pursuant to the Internal Regulations thereof, which shall remain duly filed at the Company’s headquarters, the following resolution was approved by unanimous vote of the attendees, under the terms and conditions contained in the respective PD: PD.CA/BAK-12/2015 – Establishment of Limits of Delegation for the Contracting of Loans or Financing by the Executive Office for the 2016 financial year; 2) 2016-2018 Corporate Leader Action Program (Business Plan) – approved, as amended and with comments by the Directors; 3) 2016 AGENDA – the Agenda for the ordinary meetings of the Board of Directors and for presentation of the Monthly Monitoring Reports on the 2016/2018 Corporate Leader Action Program (the “Company’s Business Plan”) was approved in its presented manner and it will be duly filed at the Company’s headquarters after signed by the members of the board; and 4) GENERAL MEETING CALL NOTICE – the summoning of a General Meeting is hereby authorized, to be held on a date and time to be defined and communicated in due course by means of publication of the relevant Call Notice, pursuant to law, to decide on the substitution of a member of the Company’s Board of Directors. II) Subjects for Acknowledgement: Presentations/reports were made by the respective parties responsible with respect to the following matters: (a) Ethylene XXI

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

HELD ON DECEMBER 11, 2015

Project; (b) Voluntary Investigation (“View Project”) – update by the ad hoc Committee Coordinator on the progress of the investigation; and (c) Assessment of the accident occurred at UNIB 3 – ABC. III) Subjects of Interest to the Company: The President of the Company reported on the progress of negotiations with Petrobras regarding the Naphtha Supply Agreement. IV) Closing of the Minutes: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, December 11, 2015. Signatures: Newton Sergio de Souza – Chairman; Marcella Menezes Fagundes – Secretary; Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Andrea Damiani Maia de Andrade; Patrick Horbach Fairon (by Antônio Aparecida de Oliveira); Antônio Aparecida de Oliveira; Daniel Bezerra Villar; Mauricio Roberto de Carvalho Ferro; Mauro Motta Figueira.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.